FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-March 2021	2

RESULTS January - March 2021

This document and any related conference call or webcast (including any related Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial forecasts and estimates or statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV). They also include risks relating to the effect of the COVID-19 pandemic on Telefónica’s business, financial condition, results of operations and/or cash flows. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s consolidated financial statements and consolidated management report for the year 2020 submitted to the CNMV, in Note 2, page 17 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. Disclaimer

Q1 21 Results Mr. Ángel Vilá COO

A strong start to 2021; improving growth outlook

Q1 21 highlights

Revenues y-o-y org	OIBDA y-o-y org	EPS y-o-y org	Cash conversion y-o-y org	Customer experience y-o-y
Declined 1.3%	Up +0.3%	€886m net income, +118%	OIBDA – Capex margin +0.3 p.p.	Churn declined 0.3 p.p.
+0.7 p.p. vs. Q4 20	**+3.1 p.p. vs. Q4 20**	**€0.15 EPS +158%**	**FCF x3.0 y-o-y**	**NPS +9 p.p.** in core markets
B2B revenues+2.8 p.p. vs. Q4 Robust customer metrics	Improvement across the board OIBDA margin +0.6 p.p.	Strong earnings, greater value	(ex spectrum payments) Smart capital allocation	Digital sales +37% in 4 core markets

- ✓ **3rd consecutive quarter of sequential improvement** in revenue and OIBDA trends; **OIBDA and OIBDA-CapEx already growing** y-o-y
- ✓ **March was the strongest month in Q1**, showing y-o-y organic growth in revenues, OIBDA and OIBDA-CapEx
- ✓ **Q1 faced the toughest y-o-y comparison**

Progress on strategy

- ✓ **Advancing towards completion of UK JV** (preliminary CMA approval) + **Telxius Towers; ~**€9bn net debt reduction, >€6bn capital gains to be booked in Q2 21E
- ✓ **Hispam**: further improvements to operating model, +2.6 p.p. y-o-y in OIBDA-CapEx margin; Chilean InfraCo operational in H2 21
- ✓ **Strong growth across T. Tech companies**; revenues +25.1% y-o-y
- ✓ **T. Infra**: regulatory approval of towers sale to ATC most likely in Q2 21; launch of FiBrasil underway; UGG rollout & commercialisation initiated
- ✓ **Streamlined operations**: 79% of processes and 35% of sales digitised in Q1; implementation of Open RAN solutions progressing to plan
- ✓ **Strong ESG focus** recognised by S&P Global Rating (72 out of 100) and Bloomberg Gender Equality; founding member of European Green Digital Coalition

1 | Telefónica

(9.1%) (7.7 p.p.) (1.8 p.p.) 0.3% Reported Fx Other Organic (9.0%) (6.6 p.p.) (1.1 p.p.) (1.3%) Reported Fx Other Organic COVID-19 -2.5 p.p. Revenue Q1 21 y-o-y OIBDA Q1 21 y-o-y COVID-19 -3.3 p.p. Q1 21 € in millions Reported Reported y-o-y Organic y-o-y 4 core markets y-o-y org. Revenues 10,340 (9.0%) (1.3%) (2.0%) OIBDA 3,417 (9.1%) 0.3% 0.3% OIBDA margin 33.0% (0.0 p.p.) 0.6.p.p. 0.9 p.p. OIBDA-CapEx (ex-spectrum) 2,079 (8.6%) 0.1% (2.9%) (OIBDA-CapEx)/Revenues (ex-spectrum) 20.1% 0.1 p.p. 0.3.p.p. (0.2 p.p.) Net Income 886 118.3% EPS 0.15 157.8% FCF (incl. leases principal payments) 33 (85.8%) FCF (ex-spectrum paid) 727 201.4% Net Financial Debt (ex- leases) 35,796 (6.4%) Neutralised FX impact at FCF level CapEx stable y-o-y org.; ~ 50% on NGN FX and C-19 impacts on reported figures less pronounced than in Q4 20 Organic margin expansion on accelerating digitalisation (12.0%) (8.1 p.p.) (1.9 p.p.) (2.0%) 2.2% (10.9 p.p.) 16.0 p.p. (2.8%) Financial performance Q4 20 Q4 20 2

Focus on value Performance ● Moving towards a more rational market ▪ Q1 trading affected by tariff upgrade and end of promotions ▪ New Fusion portfolio to bolster recovery ▪ B2B “Fusión Empresas” enhanced with new IT services ● Record customer satisfaction, high value base ▪ Superior convergent ARPU €89.7; ARPU GAP increased y-o-y ▪ New digital businesses (alarms x4 gross adds y-o-y) ▪ Convergent churn under control (1.5%; -0.1 p.p. q-o-q) ● Improved top line (+2.0 p.p.) and OIBDA (+0.1 p.p.) trends q-o-q ▪ Record growth in IT sales: +7 p.p. q-o-q ▪ Solid wholesale revenues underpinned by LT fibre agreements ● Superior network: 25.7m FTTH premises passed; 80% 5G coverage Key financials Revenues OIBDA 39.2% 28.2% OIBDA/Revenues OIBDA-CapEx/ Revenues Profitability and cash generation 17 26 31 12 9 16 +10% +11% Accesses (m; y-o-y) NPS GAP OIBDA-CapEx €860M y-o-y organic Spain | Continued recovery in revenue and OIBDA Organic margin Record NPS & GAP Fibre (total) Fusión Empresas (B2B/SME) Mar-20 Dec-20 Mar-21 3 (1.6%) (1.8%) (5.2%) (8.9%) (4.3%) (4.8%) (2.9%) (4.7%) (0.9%) (4.6%) Q1 20 Q2 20 Q3 20 Q4 20 Q1 21

Germany | Solid operational and financial performance

Operational KPIs



Q4 20
Q1 21
Q1 Net additions (k)
220
+17% y-o-y
Mobile contract
ARPU y-o-y
+0.4%
+0.5%
O_2 ARPU (ex-roaming)
O_2 churn at historic lows
Q1: 1.0%

Key milestones

- **Full lockdown during quarter** impacted commercial activity and roaming; **underlying trends remained fully intact**
- Strong trading momentum; good traction of **O_2 Free**
- **'Good' rating** in 'CHIP' magazine **fixed** network test
- **5G network** active in **>30 cities**
- Responsible **Business Plan 2025** launched

Key financials



y-o-y organic
Margin
Q4 20
Q1 21
2.7%
0.2%
Revenues
3.4%
5.7%
31.5%
30.1%
OIBDA
8.5%
17.7%
OIBDA-CapEx

Good financial performance

- **Revenue reflects COVID headwinds** (-€24m negative impact)
- **Continued positive momentum in handset revenue growth** (+2.3% y-o-y in Q1), driven by strong demand for high value handsets
- **OIBDA growth accelerated** (Q1 +5.7% y-o-y); effective COVID-19 cost management
- **CapEx** up 1.8% y-o-y in Q1; **with back-end loaded phasing**
- **OIBDA-CapEx/Revenues** +1.4 p.p. y-o-y

4

UK | Record Q1 OIBDA, successful spectrum acquisition

Operational KPIs



Accesses, m (y-o-y)
+5%
36.6
Total mobile
+1%
12.4
Mobile Contract
Contract churn
0.9% in Q1

Operational highlights

- **Successful auction outcome**, paid considerably lower than European benchmarks for 40Mhz of 3.6GHz and 20MHz of 700 MHz FDD, plus agreed a trade to create contiguous bock of 80MHz in the 3.4 GHz- 3.8 GHz band
- **Market leading NPS and customer loyalty**
- **5G coverage expanded**; now in 180 towns and cities
- **Preliminary CMA approval** for JV with Virgin Media received
- Commercial and revenue trends impacted by **lockdown** retail closures

Net 2025 ZERO EMISSIONS

Key financials



y-o-y organic
Margin
Q4 20
Q1 21
(5.2%)
(9.4%)
Revenues
2.5%
7.6%
30.7%
35.2%
OIBDA
0.5%
18.8%
OIBDA-CapEx

Financial highlights

- **Record Q1 OIBDA, accelerated growth q-o-q**; continued cost control and focus on direct trading
- **OIBDA margin expansion** (+5.6 p.p. y-o-y)
- Q1 CapEx up 17.0% y-o-y; **increased network investment**
- **Improved cash profitability;** OIBDA-CapEx margin +1.9 p.p. y-o-y

5 | Telefónica

Net adds (‘000) Q1 20 Q4 20 Q1 21 y-o-y organic ● Reinforced mobile leadership (33.1% MS; +0.1 p.p. y-o-y) ▪ Record low contract churn levels (1.1%, -0.5 p.p.) ▪ Digital prepaid top-ups +28.8% y-o-y ● Increasing demand for high-quality connectivity ▪ Incremental R$32 FTTH ARPU vs. VDSL ● Building a digital ecosystem: Vivo Money, Vivo Pay, CDF, Dotz (1.6%) (1.6%) 0.2% (0.4%) Revenue OIBDA 42.7% 24.7% OIBDA/Revenues OIBDA-CapEx/ Revenues 235 729 903 175 248 368 Postpaid FTTH Q1 20 Q4 20 Q1 21 ● Resuming revenue growth ▪ Core businesses (88% of total) +4.7% y-o-y ▪ Fixed revenues +6.3 p.p. q-o-q to -1.4% ● Digitalisation & simplification continue to drive savings ● Optimised capital allocation ▪ Growth CapEx 69% of total (> fibre; < legacy) ● Q1 21 COVID impacts y-o-y: Revenues -1.2 p.p.; OIBDA -0.3 p.p. ● Vivo’s ESG initiatives proved to be essential to accomplish their purpose to “Digitalise to bring closer” Accesses y-o-y +6% +41% Brazil | Outstanding value growth led improvement on financials Key financials Operational KPIs Key milestones Good financial performance Q4 20 Q1 21 6

Tech | Growth acceleration for trusted digitalisation partner

T. Tech accelerated revenue growth

Q1 (y-o-y)


25.1%
€166M
Q1 21
Q1 21

Telefónica Tech

- **Key assets and partner ecosystem**
  - Cloud Hub in Spain, Intelligent SOC with multiple locations
  - Global IoT, in-house AI/Big data
  - >300 partners & agreements with global hyperscalers
- **Experienced and trusted digitalisation partner**
  - E2E portfolio (consultancy, integration, management)
- **Global reach & cross selling, increased demand**
  - Targeting >5.5m B2B customers at T. Group
  - Digital transformation, a MUST for B2B

T. Cloud & Cyber Tech

Q1 (y-o-y)


33%
High value
Cloud & Cyber Rev.

- **Focus on Managed, Professional and Platforms services** (high value services)
- **Relevant deals** in Public Admin and banking sectors
- **Reinforced proposition**
  - Next Defense, Cloud Garden 2.0

"Very Strong Player in Unified Cloud Communications"
"Very Strong Player in Managed Security"
GLOBALDATA

T. IoT & Big Data Tech

- **Revenue growth at IoT connectivity**
- Recovey in Industry 4.0, Sustainability, Utilities, Transport & Logistic
- **Key role** for Corporate and Public Admin digitalisation
- Unique **"AI of Things"** proposition

GARTNER
"A Leader in MQ Managed IoT Connectivity Services" (for 7th time)

7 | Telefónica

Infra | Top infrastructure portfolio manager

Fibre

✓ **T. Group's FTTH network**
- 49.3m owned PPs; +20% y-o-y
- 13.3m connections[1]; +22% y-o-y
- 27% up-take[1]; +0.5 p.p. y-o-y

✓ **UGG (JV 40% T. Infra / 10% T.DE/ 50% Allianz)**
- €1.65bn financing (Mar-21); covers liquidity needs for 3yrs
- Rollout & Commercialisation initiated in Mar-21
- c.50,000 km; >2m PPs 6yrs

✓ **FiBrasil (25% T. Infra / 25% T.BR/ 50% CDPQ)**
- c.5.5m PPs 4yrs (1.6m brownfield PPs from T.BR); EV/OIBDA PF 16.5x

✓ **InfraCo[2] (60% KKR/ 40% T.CHL)**
- 3.5m PPs 22E (c.2m brownfield PPs from T. CHL); EV/OIBDA 18.4x

✓ **Further fibre optionality** (Europe & Hispam)

Subsea Cables

✓ **Optionality**

✓ **Attractive market**
- Mission critical digital assets
- Exponential traffic growth

✓ **Premium infrastructure**
- State-of-the-art cable portfolio: c.94k Km of subsea fibre
- Unique value proposition: 6 key new systems deployed since 2018
- Best-in-class Tier-1 IP network

✓ **High top-line and cash-flow visibility**
- Renewed MCAs contracts with TEF OBs
- Large contracted backlog
- c.65% revenues with 3rd parties

✓ **Scalable growth platform**

TELXIUS

Towers

TELXIUS

✓ **Sale of towers to ATC**
- Record multiple of 30.5x OIBDAaL; €7.7bn; €4.6bn net debt reduction
- Most likely approval in Q2 21

✓ **CTIL provides optionality in UK**

Data Centres/Edge

✓ **Crystallising value, strategic & operational flexibility**
- 20% stake in Nabiax after contributing 4 DCs (2 Spain+2 Chile)

✓ **Further optionality**

(1) Includes retail and wholesale accesses connected to the FTTH network
(2) T. Infra doesn't have a stake in InfraCo

8

Q1 21 Results Ms. Laura Abasolo CFCDO & Head of T. Hispam

● Contract net adds +54% q-o-q ● FTTH net adds x3 y-o-y ● 10.4m premises passed with FTTH (+1.4m in LTM) ● Improving customer experience: churn reduced across services ▪ Contract churn: -0.6 p.p. y-o-y to 2.0% ▪ FTTH churn: -0.7 p.p. y-o-y to 1.7% ● Improved capital structure ▪ Aligning local leverage with T. Group levels ● Asset light model ▪ Co-investments deals with ATC & ATP / Chile InfraCo ▪ 35% of traffic in Mexico already in ATT’s network ▪ Wholesale satellite business sold ● Reduced capital employed ▪ CapEx/Sales: 11%, -4 p.p. vs. Q1 20 ● Q1 COVID impacts y-o-y: Revenues -0.4 p.p.; OIBDA -0.8 p.p. Net adds (‘000) Q1 20 Q4 20 Q1 21 y-o-y organic (2.5%) (10.2%) (0.2%) (1.4%) Revenue OIBDA 31.5% OIBDA-CapEx (334) 397 611 87 178 225 Postpaid FTTH Q1 20 Q4 20 Q1 21 Hispam | Reducing exposure without jeopardising growth Key financials Operational KPIs Key milestones Good financial performance Q4 20 Q1 21 9

Continued balance sheet optimisation

Net Financial Debt

€m



ND/OIBDAaL 2.79x
35,228
(33)
(211)
215
231
(11)
377
ND/OIBDAaL 2.91x
35,796
~€4bn[1]
~€31.8bn
~€26bn
Dec-20
FCF
Hybrids
Shareholder remun. (incl. hybrid coupons)
Pre-retirement commitments
Net financial investments
FX & Others
Mar-21
€42.4bn incl. IFRS-16 Leases
Inorganic transactions approved
Additional inorganic transactions for a total €9bn[2]

Sources of long-term financing (2021 YTD)

(€bn)



1st Sustainability Hybrid in the Telecom sector
CLP 148.000m Bank financing and CLP 90.000m bond issuance at T. Móviles Chile
1.0
0.2
0.3
1.7
3.1
€ Sustainability Financing (Hybrid)
Bank Financing
Financing at Subsidiaries
Telefonica and Allianz JV financing
Total

Key Metrics



10.3 yrs
Avg. debt life
2.96%
Interest payment cost
Cost ex lease interests
€19.7bn
Liquidity position
Current liquidity exceeds maturities beyond 2022

1. includes net proceeds for Telefónica from the sale of Telxius Towers EU and second tranche of TEF DE towers
2. Includes proceeds from the JV in the UK, the sale of Telxius Towers, the disposal of Costa Rica, the sale of stakes in InfraCo Chile and Fibrasil and reduced by payment for the acquisition of Oi assets

10 Telefónica

Building trust capital with our customers, employees, suppliers and shareholders • Non-financial objectives for short-term remuneration refined; weight of Climate Change up to 25% (from 5%) in our overall ESG goals. Maintaining our goals on gender equality, society and customers • Long-Term Incentive Plan 2021-2026; new ESG objective relating to CO2 emissions, weighted at 10% of the total threshold • Promotion of gender equality; Bloomberg Gender Equality Index • S&P Global Ratings; Telefónica's sound management of environmental, social and governance risks • Top global telco in the Ranking Digital Rights 2020 LEADING BY EXAMPLE (SDG 5 & 16) Economic and social development based on digitalisation • Issued first sustainability hybrid bond of the sector valued at €1bn, including green and social projects to deploy broadband in rural and remote regions and promoting employability. • Wayra initiative has driven the creation of more than 10,000 skilled jobs in Europe and Latam HELPING SOCIETY TO THRIVE (SDG 4 & 8 & 9) Through digitalisation, we continue to contribute to a more sustainable, circular and decarbonised world • Founding member of the European Green Digital Coalition; green digital solutions for an innovative, sustainable and resilient economy • Became one of the first 100 companies to join The Climate Pledge, an initiative to commit to achieving net-zero carbon by 2040 • Certifying our ECO-Smart seal which guarantees environmental benefits from our digital solutions BUILDING A GREENER FUTURE (SDG 13) Alignment with UN Sustainable Development Goals, targeting Net Zero Emissions in our four main markets by 2025 Achieved significant endorsement of ESG commitments 11

Conclusion Mr. Ángel Vilá COO

Well on track for 2021 guidance 2021 calendar payments Jun/21 €0.20/sh. (Voluntary Scrip) Dec/21 €0.15/sh. (Voluntary Scrip) Financial Targets 2021 guidance Q1 21 Revenues (y-o-y organic) “Stabilisation” (1.3%) OIBDA (y-o-y organic) “Stabilisation” 0.3% CapEx/Sales (ex spectrum) Back to normalised level up to 15% 13% 2021 guidance Q1 results in line with expectations Shareholder remuneration 1.5% treasury stock cancelled 2021 Dividend €0.30/Share Interim Dec-21 €0.15/sh. (Voluntary Scrip) Final Jun-22 €0.15/sh. (Voluntary Scrip) 12

Good progress against all our strategic priorities • Establishing the path to sustainable, profitable growth • Laying the right foundations to generate top line growth with greater capital efficiency • Further progress on ESG objectives, increasing our sustainable finance portfolio with a new sustainable hybrid bond Strong start to the year, despite toughest comps and ongoing COVID-19 impact • Positive quarter-on-quarter momentum in revenues and OIBDA • Return to growth in key metrics in March (y-o-y organic); Revenues, OIBDA, OIBDA-CapEx • Trends in FCF and net debt reflect spectrum payments. FCF ex spectrum payments up 201.4% y-o-y • EPS up 157.8% vs Q1 20 Smart capital allocation • UK spectrum auction completed at 40% below benchmark prices • 50% CapEx ex spectrum in the core 4 markets allocated to NGN; CapEx (ex spectrum)/Sales at 13% in Q1 21 Further reduction in net debt underway • FCF accretive transformational M&A (to reduce net debt by a further c. €9bn in 2021) Firmly on track to meet 2021 financial guidance Summary 13

Telefónica’s management will host a webcast on 13th May at 9:30 am (CET), 8:30am (BST), 03:30am (EST) Participants from Telefónica: Ángel Vilá (COO), Laura Abasolo (CFCDO & Head of T. Hispam), and Adrián Zunzunegui (Global Director of Investor Relations) • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details. click here. Webcast Q&A Session Results presentation and Q&A Session

For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 13, 2021	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance, Control and Corporate Development Officer